UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

American Greetings Corporation
(Name of Issuer) Class A Common Shares
(Title of Class of Securities)

026375105
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 026375105	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,778,455
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,778,455
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

This statement relates to the Class A Common Shares (the “Common Shares”), of American Greetings Corporation, an Ohio corporation (the “Company”), whose principal executive offices are located at One American Road, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch, whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Daniel R. Tisch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The $34,050,158.90 spent by TowerView to acquire the Common Shares beneficially owned by it were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 1,778,455 Class A Common Shares as of April 18, 2013, or 6.1% of the 29,011,853 Class A Common Shares that the Company reported as outstanding in the Preliminary Proxy Statement as filed with the Securities and Exchange Commission on April 17, 2013

TowerView effected transactions on the New York Stock Exchange and the third market and exercise of publicly traded options in the Class A Common Shares of the Company during the 60 days preceding the filing of this statement as follows:

Date	Transaction	Quantity	Price per share
4/18/2013	Purchase	28,455	$18.2079

4/18/2013	Purchase via Exercise of April 2013 $17.50 Call	40,000	$17.6626

Page 3 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

TowerView sent two letters (dated Novemeber 30, 2012 and January 18, 2013) to the Special Committee of the Board of Directors of American Greetings.  The letters are attached as exhibits to this Amended 13-D.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013
TowerView LLC

	By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

Page 5 of 5 Pages